EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CORN PRODUCTS INTERNATIONAL, INC.

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2009	2008	2007	2006	2005

Income before income taxes and earnings of non-controlling interests	$115.2	$404.8	$305.4	$197.1	$148.4
Fixed charges	41.2	52.5	55.2	46.4	43.1
Capitalized interest	(6.6)	(8.0)	(4.1)	(10.2)	(4.8)
Total	$149.8	$449.3	$356.5	$233.3	$186.7

RATIO OF EARNINGS TO FIXED CHARGES	3.64	8.56	6.46	5.03	4.33

FIXED CHARGES:
Interest expense on debt	$38.8	$50.2	$52.5	$43.8	$40.7
Amortization of discount on debt	1.3	.8	1.1	1.0	1.0
Interest portion of rental expense on operating leases	1.1	1.5	1.6	1.6	1.4
Total	$41.2	$52.5	$55.2	$46.4	$43.1